MOJO DATA SOLUTIONS, INC.

2105 Plantation Village

Dorado, Puerto Rico 00646

T: (631) 521-9700

E: jspiteri@mojotags.com

February 5, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: William H. Thompson

Accounting Branch Chief

Re:	MOJO Data Solutions, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2013
Filed July 18, 2013
Form 8-K dated September 27, 2013
Filed September 30, 2013
Response dated January 9, 2014
File No. 333-175003

Dear Mr. Thompson:

Below please find the Company’s responses to the Staff’s letter, dated January 27, 2014, referencing the above-captioned Company filings. The Staff’s comment has been duplicated for your ease of reference. Accompanying this letter is also the Company’s written statement.

Please do not hesitate to contact me if you have any questions regarding this matter. We look forward to receiving your feedback regarding this response letter and appreciate your guidance.

Very truly yours,

/s/ Joseph Spiteri
Joseph Spiteri
Chief Executive Officer, President, Chairman,
Secretary and Treasurer

Form 8-K dated September 27, 2013

1.	We note your response to comment 1 in our letter dated January 9, 2014. Please ensure you provide the financial statements and pro forma financial information required by Item 9.01 of Form 8-K in the initial Form 8-K report within four business days of the transaction. Alternatively, please provide us an analysis supporting your determination that you are not a “shell company.”

RESPONSE:

On February 4, 2014, the Company filed a Form 8-K including “Item 2.01 Completion of Acquisition or Disposition of Assets,” therein reporting that on January 31, 2014, the Company consummated its acquisition of all of the intellectual property and substantially all of the tangible assets of Mobile Data Systems, Inc., a New York corporation (“MDS”), pursuant to that certain Asset Purchase Agreement, dated September 27, 2013, as amended, between the Company and MDS.

The Instructions under Item 2.01 of Form 8-K include the following direction:

5. Attention is directed to the requirements in Item 9.01 (Financial Statements and Exhibits) with respect to the filing of:

(i) financial statements of businesses acquired;

(ii) pro forma financial information; and

(iii) copies of the plans of acquisition or disposition as exhibits to the report.

Item 9.01(a)(4) (Financial statements of businesses acquired) of Form 8-K states that the financial statements required by this item 9.01(a) may be filed with the initial report on Form 8-K [in answer to Item 2.01 of this form], or by amendment not later than 71 calendar days after the date that the initial report on Form 8-K must be filed and that if the financial statements are not included in the initial report, the registrant should so indicate in the Form 8-K report and state when the required financial statements will be filed.

Item 9.01(b)(2) (Pro forma financial information) of Form 8-K provides the same guidance as Item 9.01(a)(4) by stating the following: “The provisions of paragraph (a)(4) of this Item 9.01 shall also apply to pro forma financial information relative to the acquired business.”

In the Company’s Item 2.01 Form 8-K filed on February 4, 2014, the Company stated the following as permitted by Items 2.01, 9.01(a)(4) and 9.01(b)(2):

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The required financial statements are not included with this initial Form 8-K. Pursuant to Item 9.01(a)(4) of Form 8-K, the Company shall file the required financial statements no later than 71 calendar days after the date that the initial report on Form 8-K must be filed.

(b) Pro forma financial information.

The required pro forma financial information is not included with this initial Form 8-K. Pursuant to Item 9.01(b)(2) of Form 8-K, the Company shall file the required pro forma financial information no later than 71 calendar days after the date that the initial report on Form 8-K must be filed.

It is unclear to us as to why you requested the Item 9.01 financial statements and pro forma information be included in the initial Item 2.01 Form 8-K since Items 9(a)(4) and (b)(2) of Form 8-K explicitly permit the Company to file such disclosure by amendment within the permitted timeline. Please be advised that the Company and auditors are diligently preparing the required Item 9.01 financial statements and pro forma information and shall file the amended Form 8-K including such disclosure as soon as possible but no later than April 18, 2014, the 71st calendar date after the initial Item 2.01 Form 8-K must have been filed.

CERTIFICATION

I, Joseph Spiteri, the Chief Executive Officer, President, Chairman, Secretary and Treasurer of MOJO Data Solutions, Inc., a Puerto Rico corporation (the “Company”), hereby acknowledge the following regarding the Company’s periodic and current reports filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this February 5, 2014.

MOJO DATA SOLUTIONS, INC.

By:	/s/ Joseph Spiteri
Name:	Joseph Spiteri
Title:	Chief Executive Officer, President,
Chairman, Secretary and Treasurer
(Principal Executive Officer)
(Principal Financial and Accounting Officer)